EXHIBIT 99.1

Sent: Friday, January 04, 2013
Subject: Seabridge Gold January 9th presentation & webcast

SEABRIDGE GOLD

TSX:   SEA
NYSE: SA

Conference participation

Rudi Fronk, Chairman and CEO of Seabridge Gold will be presenting at the Dahlman Rose & Co. Precious Metals Conference to be held on Wednesday, January 9th at 10:30 a.m. EDT, Juilliard Ballroom, the Omni Berkshire Place in New York.

Shareholders and investors attending the Conference may request a meeting with Seabridge's delegates on January 9th by contacting Vanessa DiLiddo by email VDiLiddo@drco.com.

The live webcast will be available for free at http://wsw.com/webcast/dahlman18/sa/
Registration is required and cookies must be enabled.

The presentation will be available at the same link for 90 days.

Seabridge Gold Inc.
Tel. (416) 367-9292 ext 228
Fax. (416) 367-2711
www.seabridgegold.net